Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

December 22, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Amended Form N-CSR on behalf of

Deutsche Small Cap Growth Fund, (the "Fund"), a series of

Deutsche Investment Trust (the "Registrant")

(Reg. Nos. 002-13628 and 811-00043)

Ladies and Gentlemen:

We are filing today through the EDGAR system an amended report on Form N-CSR (the "Amendment") on behalf of the Fund as of September 30, 2017. The Amendment is being filed to include Class R.

Any comments or questions on this filing should be directed to the undersigned at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Director

Deutsche Investment Management Americas Inc.